UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             -----------------------------
FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

-----------------------------------------------------------------------------
1. Investment Company Act File Number:        Date examination completed:

811-09605	                              10/24/01

-----------------------------------------------------------------------------
2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

-----------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:

Mercury Index Funds, Inc.
-----------------------------------------------------------------------------
4. Address of principal executive office (number,street,city,state,zip code):

800 Scudders Mill Road
Plainsboro, NJ 08536

-----------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



Independent Accountants' Report


To the Board of Directors of
Mercury Index Funds, Inc.:

We have examined management's assertion about Mercury S&P 500 Index Fund, Mercury Small Cap Index Fund and Mercury Aggregate Bond Index Fund (collectively the "Funds" and each a "Fund") of Mercury Index Funds, Inc.'s (the "Corporation's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 14, 2001 and October 24, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Corporation's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Corporation's compliance based on our examinations. Each Fund is a feeder fund to its similarly named Master Series of Quantitative Master Series Trust, which includes Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series (collectively the "Series'" and each a "Series").

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Corporation's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 14, 2001 and October 24, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination) through October 24, 2001:

1. Confirmation of all of the Series' securities held by institutions in book entry form with the Depository Trust Company, Participant Trust Company, Chase Manhattan Bank, and/or brokers;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, out for transfer, or out on loan with brokers, pledgees, and/or transfer agents, when applicable;

3. Reconciliation of all such securities (confirmed as described above) to the books and records of each Series and each Series'
Custodian;

4. Agreement of cash paid relating to the repurchase agreements held by the Master Aggregate Bond Index Series to the bank statement on settlement date of purchase; agreement of related terms (e.g. trade date and settlement date) to the trade ticket; and agreement of underlying collateral to the Custodian records; and

5. Agreement of certain data recorded for ten security purchases and ten security sales or maturities of each Series for the period from December 31, 2000 (the date of our last examination) through October 24, 2001 from the books and records of each Series to bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Corporation's compliance with specified requirements.

In our opinion, management's assertion that Mercury S&P 500 Index Fund, Mercury Small Cap Index Fund and Mercury Aggregate Bond Index Fund of the Mercury Index Funds, Inc. were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 14, 2001 and
October 24, 2001 with respect to securities reflected in the Series' investment accounts is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mercury Index Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/  Deloitte & Touche LLP

New York, New York
August 30, 2002








Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Mercury Index Funds, Inc. (the "Corporation"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 for Mercury S&P 500 Index Fund, Mercury Small Cap Index Fund and Mercury Aggregate Bond Index Fund from December 31, 2000 (last examination date) through October 24, 2001.

Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 14, 2001 and October 24, 2001 and from December 31, 2000 (last examination date) through October 24, 2001, with respect to securities reflected in the investment accounts of Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series Trust.

Mercury Index Funds, Inc.

By:

/s/ Donald C. Burke
Vice President and Treasurer